Filed Pursuant to Rule 424(b)(5)
File Number 333-112465
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 2, 2004)

Investors Real Estate Trust

1,500,000 Common Shares of Beneficial Interest

        We are offering and selling up to 1,500,000 of our common shares of beneficial interest, no par value, at an offering price of $10.15 per share and an aggregate public offering price of $15,225,000. Our common shares of beneficial interest, which we refer to in this prospectus supplement as our “common shares,” are the functional equivalent of common stock, having the rights and preferences normally associated with common stock. Our common shares are traded on the NASDAQ National Market under the symbol “IRETS.” On October 15, 2004, the last reported sale price of our common shares, as reported on the NASDAQ National Market, was $10.20 per share.

      This public offering of our common shares is not being underwritten. The common shares are being offered on a best-efforts basis by broker-dealers who have signed a sales agreement with us and who are registered with the National Association of Securities Dealers. The broker-dealers are not required to sell any specific number or dollar amount of common shares, but will use their best efforts to sell the common shares offered. The broker-dealers will be paid a six percent commission per share sold. Any money received from purchasers of common shares, less selling commissions, will go immediately to us and will not be placed in escrow or trust. This offering will end when all of the common shares have been sold or when we elect to terminate the offering, whichever occurs first.

       Investing in our common shares involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement.

		Total if All
	Per Share	Shares Sold	Percentage

Public Offering Price	$10.150	$15,225,000	100%
Less Selling Commission	$.609	$913,500	6%
Proceeds, before expenses, to us	$9.541	$14,311,500	94%

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 21, 2004.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

      We are providing information to you about this offering of our common shares in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering and the terms of the common shares. The second part is the accompanying base prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the base prospectus may not apply to this offering. If information in this prospectus supplement, or information incorporated by reference into this prospectus supplement, is inconsistent with the accompanying base prospectus, you should rely on this prospectus supplement or the information incorporated by reference.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We have not authorized any broker-dealer, sales representative or any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement and the accompanying base prospectus is accurate as of any date other than the date on the front of the documents. Our business, financial condition, results of operations and prospects may have changed since then. Updated information may have been provided in the meantime as explained in this prospectus supplement under the heading “Where You Can Find More Information and Incorporation of Certain Documents by Reference.”

      It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying base prospectus in making your decision to invest in our common shares. You should also read and consider the information in the documents we have referred you to in this prospectus supplement under the heading “Where You Can Find More Information and Incorporation of Certain Documents by Reference.”

      As used in this prospectus supplement, references to “we,” “our,” “us,” the “Company,” “IRET” and similar references are to Investors Real Estate Trust and its consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires. References to “common shares” are to our common shares of beneficial interest, no par value. References to “Series A preferred shares” are to our 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, no par value. References to “securities” or “shares of beneficial interest” are to all of our shares of beneficial interest (including, without limitation, our Series A preferred shares, our common shares, including the common shares offered by this prospectus supplement, and any other shares of beneficial interest that we may issue in the future).

WHERE YOU CAN FIND MORE INFORMATION AND

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549, and in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s web site at http://www.sec.gov and our web site at http://www.iret.com. Information on our website does not constitute part of this prospectus.

      We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3, of which this prospectus supplement and the accompanying prospectus is a part, under the Securities Act of 1933 with respect to the common shares. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus supplement does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

      Statements contained in this prospectus supplement as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information about us and our securities, you should refer to the Registration Statement on Form S-3 and such exhibits and schedules, which may be obtained from the Securities and Exchange Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Securities and Exchange Commission, and at the Securities and Exchange Commission’s website.

      The documents listed below have been filed by us under the Securities Exchange Act of 1934 with the Securities and Exchange Commission and are incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2004;

•	Our Quarterly Report on Form 10-Q, as amended by Amendment No. 1 on Form 10-Q/ A, for the quarterly period ended July 31, 2004;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 1, 2004;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 23, 2004;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 5, 2004;

•	The description of our common shares contained in our Registration Statement on Form 10 (File No. 0-14851), dated July 29, 1986, as amended by the Amended Registration Statement on Form 10, dated December 17, 1986, and the Second Amended Registration Statement on Form 10, dated March 12, 1987.

      We also incorporate by reference into this prospectus all documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the sale of our securities offered by this prospectus.

      This means that important information about us appears or will appear in these documents and will be regarded as appearing in this prospectus. To the extent that information appearing in a document filed later is inconsistent with prior information, the later statement will control and the prior information, except as modified or superseded, will no longer be a part of this prospectus.

      We will provide copies of all documents that are incorporated by reference into this prospectus and any applicable prospectus supplement (not including the exhibits other than exhibits that are specifically incorporated by reference) without charge to each person who so requests in writing or by calling us at the following address and telephone number:

Investors Real Estate Trust

12 South Main Street
Minot, North Dakota, 58701
Attn: Michael A. Bosh, Secretary and General Counsel
(701) 837-4738

PROSPECTUS SUPPLEMENT SUMMARY

      This section summarizes information contained elsewhere in this prospectus supplement and the accompanying base prospectus and may not contain all of the information that is important to you. You should read this summary together with the more detailed information appearing elsewhere in this prospectus supplement, the accompanying base prospectus and incorporated by reference into this prospectus supplement and the accompanying base prospectus, including the section of this prospectus supplement entitled “Risk Factors.”

IRET

      We are a self-advised equity real estate investment trust, or REIT, organized under the laws of North Dakota. Our business consists of owning and operating income-producing real properties. Our investments include multi-family residential properties and commercial properties, consisting of office, industrial, medical and retail properties. These properties are located primarily in the upper Midwest states of Minnesota and North Dakota. The charts below show the geographic distribution of our properties and their classification by type, in both cases measured on the basis of total carrying amount, which is the amount we have invested in our properties (original investment plus improvements, if any) less accumulated depreciation.

      As of July 31, 2004, our real estate portfolio consisted of 65 multi-family residential properties, containing 8,671 apartment units and having a total carrying amount, net of accumulated depreciation, of $372.0 million, and 148 commercial properties, containing 7.7 million square feet of leasable space and having a total carrying amount, net of accumulated depreciation, of $669.0 million. Our commercial properties consist of:

•	47 office properties containing approximately 3.1 million square feet of leasable space and having a total carrying amount, net of accumulated depreciation, of $296.0 million;

•	11 industrial properties (including miscellaneous commercial properties) containing approximately 1.7 million square feet of leasable space and having a total carrying amount, net of accumulated depreciation, of $54.0 million;

•	60 retail properties containing approximately 1.6 million square feet of leasable space and having a total carrying amount, net of accumulated depreciation, of $113.0 million; and

•	30 medical properties (including assisted living facilities) containing approximately 1.2 million square feet of leasable space and having a total carrying amount, net of accumulated depreciation, of $206.0 million.

      Our primary source of income and cash is rents associated with leases on our multi-family residential and commercial properties. Our commercial properties are typically leased to tenants under long term lease arrangements, with no single tenant as of July 31, 2004, accounting for more than approximately 5.6% of our total annual commercial rental revenues. At July 31, 2004, the economic occupancy rate for our stabilized multi-family residential properties was approximately 90.77%, and the economic occupancy rates for our commercial office, medical, industrial, and retail properties were 90.68%, 92.12%, 89.66% and 89.33%, respectively. We define “economic occupancy” as total possible revenue less vacancy loss as a percentage of total possible revenue. Total possible revenue is determined by valuing occupied units or square footage at contract rates, and vacant units or square footage at market rates.

      Our principal executive office is located at 12 South Main, Minot, North Dakota, 58701, and our telephone number is (701) 837-4738.

The Offering

Common shares offered	1,500,000 of our common shares of beneficial interest, no par value.

Common shares outstanding after the offering	43,779,418*

Offering price per share	$10.15.

NASDAQ listing	Our common shares are listed on the NASDAQ National Market under the symbol “IRETS.”

Restriction on ownership and transfer	Our common shares are subject to certain restrictions on ownership and transfer designed to preserve our qualification as a REIT for federal income tax purposes. See “Description of Our Common Shares — Ownership and Transfer Restrictions” beginning on page S-23 of this prospectus supplement.

Use of proceeds	We expect to receive proceeds from this offering of our common shares (before expenses but after selling commissions) of approximately $14,311,500. We intend to contribute the net proceeds to our operating partnership, IRET Properties, to use for the acquisition, development, renovation, expansion or improvement of income-producing real estate properties.

Risk factors	An investment in our common shares involves risks and prospective investors should carefully consider the matters discussed in this prospectus supplement under the heading “Risk Factors” beginning on page S-5, before making a decision to invest in our common shares.

*	Based on 42,279,418 common shares outstanding at July 31, 2004. The number of common shares outstanding after the offering does not include 12,436,312 common shares issuable upon conversion of limited partnership units, or LP units, of IRET Properties. LP units are convertible into common shares on a one-to-one basis after the expiration of a minimum one-year holding period. The number of common shares outstanding after the offering assumes that all 1,500,000 common shares offered will be sold. Since the offering is being made on a best-efforts basis there is no guarantee that any common shares will be sold.

RISK FACTORS

Risks Related to This Offering and the Purchase of Common Shares

      The price of the common shares may be higher than the NASDAQ price. The $10.15 price is higher than the price paid by most of the current holders of our common shares. The $10.15 price may be higher than the price at which our common shares trade on the NASDAQ National Market. As a result, before buying common shares pursuant to this offer, you should check to determine whether you might be able to buy the same number of common shares on the NASDAQ National Market for a lower price. See also “Determination of Offering Price” on page S-21 of this prospectus supplement.

      The price of the common shares exceeds the book value of the common shares. The book value of our common shares is substantially less than the $10.15 price. As of July 31, 2004, the book value of the 42,279,418 common shares then outstanding was $7.04 per share. Assuming all of the common shares registered under this offering are sold, the estimated resulting book value will be $7.13 per share. Thus, a purchasing shareholder paying $10.15 per share will incur an immediate book value dilution of $3.02 per share.

      Our inability to complete this offering would adversely affect our operating results. This offering is being conducted on a “best efforts” basis. As such, we can give no assurance that there will be any demand for our common shares, or that we will complete the offering in a timely fashion or at all. If we are unable to complete the offering, we would be unable to invest in real estate investment opportunities and our results would be negatively affected.

      Our inability to invest the proceeds of this offering in a timely fashion would adversely affect our operating results. The proceeds of this offering are targeted toward investment in income producing real estate. If real estate investment opportunities do not arise, we will invest the proceeds of this offering into short-term income producing securities or money market funds, either of which would result in returns significantly below our expectations. This would lower our net income and funds from operations or FFO per share.

      We may issue additional classes or series of our shares of beneficial interest with rights and preferences that are superior to the rights and preferences of the common shares. Without the approval of the holders of our common shares, our Board of Trustees may establish additional classes or series of our shares of beneficial interest and, like our Series A preferred shares, such classes or series may have rights and preferences that are superior to the rights and preferences of the common shares. Any such class or series of preferred shares of beneficial interest may contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights and preferences that are superior to the rights of the holders of our common shares. We have issued in the past, and may issue in the future, preferred shares of beneficial interest having rights and preferences that are superior to the common shares. Such offering will only occur if and when, among other things, the market conditions for an offering of preferred shares of beneficial interest are such that the dividend rate established in respect of the preferred shares of beneficial interest will be acceptable to us and our Board.

      Payment of distributions on the common shares is not guaranteed. Our Board of Trustees must approve our payment of distributions and may elect at any time, or from time to time, and for an indefinite duration, to reduce the distributions payable on the common shares or to not pay distributions on the common shares. Our Board of Trustees may reduce distributions for a variety of reasons, including, but not limited to, the following:

•	Operating results below expectations that cannot support the current distribution payment;

•	Unanticipated cash requirements; or

•	Concluding that the payment of distributions would cause us to breach the terms of certain agreements or contracts, such as financial ratio covenants.

      Low trading volume on the NASDAQ National Market may prevent the timely resale of common shares. No assurance can be given that a purchaser of common shares in this offering will be able to resell such common shares when desired. Our common shares are currently traded on the NASDAQ National Market. The average daily trading volume for the period of May 1, 2003, through April 30, 2004, was 50,297 shares and the average monthly trading volume for the period of May 2003 through April 2004 was 1,293,517 shares. As a result of this trading volume, an owner of our common shares may encounter difficulty in selling such shares in a timely manner and may incur a substantial loss.

Risks Related to Our Properties and Business

      Our increasing ownership of commercial properties subjects us to different risks than our traditional base of multi-family residential properties. Historically, the assets in our investment portfolio consisted predominantly of multi-family residential properties. More recently, our investment activities have caused this balance to shift so that the percentage of commercial properties held in our portfolio has increased significantly. Within the past 12 months, approximately 93.5% of our property acquisitions, on a total carrying amount basis, have been commercial properties, due to the greater availability of these properties on terms that meet our financial and strategic objectives.

      Based on total carrying amount, commercial properties now comprise a majority of our real estate assets, with the majority of our commercial properties being located in the Minneapolis/St. Paul metropolitan area. Based on current market conditions, we anticipate that the percentage of commercial properties that we may acquire will continue to significantly exceed the number of multi-family residential properties that we may acquire during the next 12 months.

      Our historical experience in acquiring and operating multi-family residential properties may not be directly applicable to the acquisition and operation of commercial properties. Commercial properties involve different risks than multi-family residential properties, including:

•	direct exposure to business and economic downturns;

•	exposure to tenant lease terminations or bankruptcies; and

•	competition from real estate investors with greater experience in developing and owning commercial properties.

      Our earnings may be negatively affected if we are not successful in our acquisition and operation of commercial properties.

      Our geographic concentration in North Dakota and Minnesota may result in losses. For the fiscal year ended April 30, 2004, and the three month period ended July 31, 2004, we received approximately 79.7% and 77.3%, respectively, of our combined commercial segments gross revenue from properties in Minnesota, and approximately 8.9% and 7.3%, respectively, of our combined commercial segments gross revenue from properties in North Dakota. For those same periods, we received approximately 21.4% and 21.4%, respectively, of our multi-family residential gross revenue from multi-family residential properties in Minnesota, and 29.1% and 29.2%, respectively, of our multi-family gross revenue from multi-family properties in North Dakota. As of July 31, 2004, Minnesota accounted for approximately 79.2% of our combined commercial segments real estate portfolio and 22.8% of our multi-family residential real estate portfolio, as determined by total carrying amount, while North Dakota accounted for approximately 6.1% of our commercial real estate portfolio and 25.0% of our multi-family residential real estate portfolio, as determined by total carrying amount.

      As a result of this concentration, we are subject to substantially greater risk than if our investments were more geographically dispersed. Specifically, we are more significantly exposed to the effects of economic and real estate conditions in those particular markets, such as building by competitors, local vacancy and rental rates and general levels of employment and economic activity.

      The economic climate in Minnesota is highly dependent on the service, manufacturing and high technology industries. The North Dakota economy is dependent on the agricultural, government, business and personal services and wholesale and retail industries. Economic weakening, or lack of recovery from the recent weakness, in any of these industries may adversely affect the performance of our real estate portfolio by decreasing demand for rental space.

      Approximately 69.4% of our assets in North Dakota, based on total carrying amount, are multi-family residential properties, which are dependent on a stable or growing population. During the past ten years, North Dakota’s population and total personal income have grown at slower rates than surrounding states and the nation as a whole. If this trend continues, we may experience difficulty in renting our properties at acceptable rates, which may result in a decrease in our net income and adversely affect our ability to make distributions to the holders of our shares of beneficial interest.

      Increasing physical and economic vacancy rates and declining rental rates will negatively impact earnings. As of July 31, 2004, 719,546 square feet, or 9.4%, of our total commercial property square footage, was vacant. In addition, leases covering approximately 2.3% of our annualized commercial base rents will expire during fiscal 2005. Leases covering approximately 9.06% of our annualized commercial base rents will expire during fiscal 2006. At July 31, 2004, the economic occupancy of our total commercial square footage, on a stabilized property basis, was approximately 90.7%. We define “economic occupancy” as total possible revenue less vacancy loss as a percentage of total possible revenue. Total possible revenue is determined by valuing occupied units or square footage at contract rates, and vacant units or square footage at market rates. “Stabilized properties” are those properties that we owned for the entirety of both periods being compared, and include properties that were redeveloped or expanded during the period being compared. Properties purchased or sold during the periods being compared are excluded from our stabilized property analysis. If we are unable to rent or sell those properties that are vacant or affected by expiring leases, properties producing approximately 12.6% of our total combined commercial segments annualized base rents will be vacant by April 30, 2005. Even greater vacancies will be created to the extent that a number of tenants, or any one significant tenant, file for bankruptcy protection and reject our leases. At July 31, 2004, the economic occupancy of our multi-family residential properties, on a stabilized property basis, was approximately 90.8%. Multi-family residential vacancies could increase from current levels due to general economic conditions, local economic or competitive conditions, the trend toward home ownership facilitated by low interest rates, unsatisfactory property management, the physical condition of our properties or other factors. Increased vacancies in both our commercial and multi-family residential properties will negatively impact our earnings, will cause a decline in the value of our real estate portfolio and may adversely affect our ability to make distributions to the holders of our shares of beneficial interest.

      Multi-family residential property economic occupancy rates, on a stabilized property basis, increased to 90.8% from 90.5% for the three months ended July 31, 2004 and 2003, respectively. Commercial property economic occupancy rates, on a stabilized property basis, decreased to 90.6% from 94.4% for the three months ended July 31, 2004 and 2003, respectively. To maintain our physical occupancy levels, we may offer tenants incentives, generally in the form of lower rents, which results in decreased revenues and income from operations at our stabilized properties. We estimate that rent concessions offered during fiscal year 2004 lowered our operating revenues by approximately $2.6 million, as compared to an estimated approximately $1.4 million reduction in operating revenues attributable to rent concessions in fiscal year 2003.

      Inability to manage our rapid growth effectively may adversely affect our operating results. Our total assets have increased from $730.2 million at April 30, 2002, to $1.16 billion at July 31, 2004, principally through the acquisition of additional real estate properties. Subject to our continued ability to raise equity capital and issue LP units of IRET Properties, we anticipate acquiring approximately $100 million to $200 million of real estate assets on an annual basis. Effective management of this level of growth will present challenges, including:

•	the need to expand our management team and staff;

•	the need to enhance internal operating systems and controls;

•	increased reliance on outside advisors and property managers; and

•	the ability to consistently achieve targeted returns.

If we are unable to effectively manage our growth, our operating results will be adversely affected.

      Competition may negatively impact our earnings. We compete with many kinds of institutions, including other REITs, private partnerships, individuals, pension funds and banks for tenants and investment opportunities. Many of these institutions are active in the markets in which we invest and have greater financial and other resources that may be used to compete against us. With respect to tenants, this competition may affect our ability to lease our properties, the price at which we are able to lease our properties and the cost of required renovations or build-outs. With respect to acquisition and development investment opportunities, this competition may cause us to pay higher prices for new properties than we otherwise would have paid, or may prevent us from purchasing a desired property at all.

      An inability to continue to make accretive property acquisitions may adversely affect our ability to increase our operating income. From our fiscal year ended April 30, 2002, to our fiscal year ended April 30, 2004, our operating income decreased from $13.0 million to $11.5 million. Our basic and diluted net income per common share was $.24 as of April 30, 2004, compared to $.38 and $.42, respectively, as of April 30, 2003 and 2002. If we are unable to continue to make real estate acquisitions on terms that meet our financial and strategic objectives, whether due to market conditions, a changed competitive environment or unavailability of capital, our ability to increase our operating income may be materially and adversely affected.

      High leverage on our overall portfolio may result in losses. As of July 31, 2004, our ratio of total indebtedness to total net assets was approximately 181%. As of April 30, 2004, 2003 and 2002, our percentage of total indebtedness to total net assets was approximately 178%, 186% and 211%, respectively. Under our Second Restated Trustees’ Regulations (Bylaws) we may increase our total indebtedness up to 300% of net assets before depreciation in the aggregate, or by an additional approximately $412 million. There is no limitation on the increase that may be permitted if approved by a majority of the independent members of our board of trustees and disclosed to the holders of our shares of beneficial interest in the next quarterly report, along with justification for any excess.

      This amount of leverage may expose us to cash flow problems if rental income decreases. Under those circumstances, in order to pay our debt obligations we might be required to sell properties at a loss or be unable to make distributions to the holders of our shares of beneficial interest. A failure to pay amounts due may result in a default on our obligations and the loss of the property through foreclosure.

      Our inability to renew, repay or refinance our debt may result in losses. We are subject to the normal risks associated with debt financing, including the risk that:

•	our cash flow will be insufficient to meet required payments of principal and interest;

•	we will not be able to renew, refinance or repay our indebtedness when due; and

•	the terms of any renewal or refinancing will be less favorable than the terms of our current indebtedness.

      If we are unable to refinance our indebtedness on acceptable terms, or at all, we may be forced to dispose of one or more of the properties on disadvantageous terms, which may result in losses to us. These losses could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, if a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of our revenues and asset value. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements of the Internal Revenue Code.

      The principal balance of our indebtedness in mortgage loans secured by individual properties totaled $690 million as of July 31, 2004. Of the outstanding mortgages, both fixed and variable, $13.3 million in principal amount will come due during fiscal year 2005, $18.9 million in principal amount will come due during fiscal year 2006 and the remaining balance will come due in later fiscal years.

      The cost of our indebtedness may increase. We have incurred, and we expect to continue to incur, indebtedness that bears interest at a variable rate. In addition, portions of our fixed-rate indebtedness incurred for past property acquisitions will come due on a periodic basis. For example, in each of our fiscal years ending April 30, 2005, 2006 and 2007, approximately $12 to $19 million of our fixed-rate debt will come due. Accordingly, increases in interest rates will increase our interest costs, which could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. As of July 31, 2004, $41.2 million, or approximately 6.0% of the principal amount of our total mortgage indebtedness was subject to variable interest rate agreements. The interest rates on our variable rate mortgages range from approximately 4% to approximately 8%. An increase of one percent in our variable interest rate would collectively increase our interest payments by $412,000 annually.

      Our current or future insurance may not protect us against possible losses. We carry comprehensive liability, fire, extended coverage and rental loss insurance with respect to our properties at levels that we believe to be adequate. However, the coverage limits of our current or future policies may be insufficient to cover the full cost of repair or replacement of all potential losses. Moreover, this level of coverage may not continue to be available in the future, or, if available, may be available only at unacceptable cost or with unacceptable terms.

      Additionally, there may be certain extraordinary losses, such as those resulting from civil unrest, terrorism or environmental contamination, that are not generally, or fully, insured against because they are either uninsurable or not economically insurable. For example, we do not currently carry insurance against losses as a result of environmental contamination. Should an uninsured or underinsured loss occur to a property, we could be required to use our own funds for restoration or lose all or part of our investment in, and anticipated revenues from, the property. In any event, we would continue to be obligated on any mortgage indebtedness on the property. Any loss could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

      We have significant investments in medical office properties and adverse trends in healthcare provider operations may negatively affect our lease revenues from these properties. We have acquired a significant number of specialty medical properties and may acquire more in the future. As of July 31, 2004, our real estate portfolio consisted of 30 medical office properties, having a total carrying amount of $206 million, or approximately 19.7% of the total carrying amount of our entire real estate portfolio. The healthcare industry is currently experiencing changes in the demand for, and methods of delivery of, healthcare services; changes in third-party reimbursement policies; significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas; continuing pressure by private and governmental payors to reduce payments to providers of services; and increased scrutiny of billing, referral and other practices by federal and state authorities. Sources of revenue for our medical property tenants may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by such payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. These factors may adversely affect the economic performance of some or all of our medical services tenants and, in turn, our lease revenues. In addition, if we or our tenants terminate the leases for these properties, or our tenants lose their regulatory authority to operate such properties, we may not be able to locate suitable replacement tenants to lease the properties for their specialized uses. Alternatively, we may be required to spend substantial amounts to adapt the properties to other uses. Any loss of revenues and/or additional capital expenditures occurring as a result could hinder our ability to make distributions to the holders of our shares of beneficial interest.

      Adverse changes in applicable laws may affect our potential liabilities relating to our properties and operations. Increases in real estate taxes and income, service and transfer taxes cannot always be passed through to all tenants in the form of higher rents. As a result, any increase may adversely affect our cash available for distribution, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Similarly, changes in laws that increase the potential liability for environmental conditions existing on properties, that increase the restrictions on discharges or other conditions or that affect development, construction and safety requirements may result in significant unanticipated expenditures that could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, future enactment of rent control or rent stabilization laws or other laws regulating multi-family residential properties may reduce rental revenues or increase operating costs.

      Complying with laws benefiting disabled persons may affect our costs and investment strategies. Federal, state and local laws and regulations designed to improve disabled persons’ access to and use of buildings, including the Americans with Disabilities Act, may require modifications to, or restrict renovations of, existing buildings. Additionally, these laws and regulations may require that structural features be added to buildings under construction. Any legislation or regulations that may be adopted in the future may impose further burdens or restrictions on us with respect to improved access to, and use of these buildings by, disabled persons. The costs of complying with these laws and regulations may be substantial and limits or restrictions on construction, or the completion of required renovations, may limit the implementation of our investment strategy, or reduce overall returns on our investments. This could have an adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

      We may be responsible for potential liabilities under environmental laws. Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the costs of removal of, or remediation of, hazardous or toxic substances in, on, around or under that property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of these substances, or the failure to properly remediate any property containing these substances, may adversely affect the owner’s or operator’s ability to sell or rent the affected property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal of, or remediation of, these substances at that disposal or treatment facility, whether or not the facility is owned or operated by that person. In connection with our current or former ownership (direct or indirect), operation, management, development and/or control of real properties, we may be potentially liable for removal or remediation costs with respect to hazardous or toxic substances at those properties, as well as certain other costs, including governmental fines and claims for injuries to persons and property. A finding of liability for an environmental condition as to any one or more of our properties could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

      It is generally our policy to obtain a Phase I environmental study on each property that we seek to acquire. If the Phase I indicates any possible environmental problems, it is our policy to order a Phase II study, which involves testing the soil and ground water for actual hazardous substances. However, Phase I and Phase II environmental studies, or any other environmental studies undertaken with respect to any of our current or future properties, may not reveal the full extent of potential environmental liabilities. We currently do not carry insurance for environmental liabilities.

      We may be unable to retain or attract qualified management. We are dependent upon our senior officers for essentially all aspects of our business operations. Our senior officers have experience in the specialized business segments in which we operate and the loss of them would likely have a material adverse effect on our operations. We do not have employment contracts with any of our senior officers. As a result, any senior officer may terminate his or her relationship with us at any time, without providing advance notice. The location of our corporate headquarters in Minot, North Dakota, may make it more difficult and expensive to attract, relocate and retain current and future officers and employees.

Risks Related to Our Structure and Organization

      We may incur tax liabilities as a consequence of failing to qualify as a REIT. Although our management believes that we are organized and have operated and are operating in such a manner to qualify as a “real estate investment trust,” as that term is defined under the Internal Revenue Code, no assurance can be given that we have in fact operated, or will be able to continue to operate, in a manner to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations, and further involves the determination of factual matters and circumstances not entirely within our control. See “Certain Tax Considerations” in the accompanying prospectus. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must make distributions to the holders of our shares of beneficial interest aggregating annually at least 90% of our REIT taxable income (excluding net capital gains). Thus, to the extent revenues from non-qualifying sources, such as income from third-party management, represents more than five percent of our gross income in any taxable year, we will not satisfy the 95% income test and may fail to qualify as a REIT, unless certain relief provisions contained in the Internal Revenue Code apply. Even if relief provisions apply, however, a tax would be imposed with respect to excess net income. Additionally, if IRET Properties, our operating partnership, or one or more of our subsidiaries is determined to be taxable as a corporation, we may fail to qualify as a REIT. Either our failure to qualify as a REIT, for any reason, or the imposition of taxes on excess net income from non-qualifying sources, could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, new legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of our qualification.

      If we failed to qualify as a REIT, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates, which would likely have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, unless entitled to relief under applicable statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our qualification. This treatment would reduce funds available for investment or distributions to the holders of our shares of beneficial interest because of the additional tax liability to us for the year or years involved. In addition, we would no longer be required to make distributions to holders of our shares of beneficial interest. To the extent that distributions to the holders of our shares of beneficial interest would have been made in anticipation of qualifying as a REIT, we might be required to borrow funds or to liquidate certain investments to pay the applicable tax.

      Certain provisions of our Third Restated Declaration of Trust may limit a change in control and deter a takeover. In order to maintain our qualification as a REIT, our Third Restated Declaration of Trust provides that any transaction, other than a transaction entered into through the NASDAQ National Market or other similar exchange, that would result in our disqualification as a REIT under Section 856 of the Internal Revenue Code, including any transaction that would result in (i) a person owning in excess of the ownership limit, which as of the date of this prospectus supplement is 9.8%, in number or value, of our outstanding shares of beneficial interest, (ii) less than 100 people owning our shares of beneficial interest, (iii) us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, or (iv) 50% or more of the fair market value of our shares of beneficial interest being held by persons other than “United States persons,” as defined in Section 7701(a)(30) of the Internal Revenue Code, will be void ab initio. If the transaction is not void ab initio, then the shares of beneficial interest in excess of the ownership limit, that would cause us to be closely held, that would result in 50% or more of the fair market value of our shares of beneficial interest to be held by persons other than United States persons or that otherwise would result in our disqualification as a REIT, will automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our board of trustees. These limitations may have the effect of preventing a change in control or takeover of us by a third party, even if the change in control or takeover would be in the best interests of the holders of our shares of beneficial interest.

      Our board of trustees may make changes to our major policies without approval of the holders of our shares of beneficial interest. Our major policies, including policies relating to development, acquisitions, financing, growth, debt capitalization and distributions, are determined by our board of trustees. Our board of trustees may amend or revoke those policies, and other policies, without advance notice to, or the approval of, the holders of our shares of beneficial interest.

BUSINESS

IRET

      We are a self-advised equity REIT organized under the laws of North Dakota. Our business consists of owning and operating income-producing real properties. Our investments include multi-family residential properties and commercial properties, consisting of office, industrial, medical and retail properties. These properties are located primarily in the upper Midwest states of Minnesota and North Dakota. The charts below show the geographic distribution of our properties and their classification by type, in both cases measured on the basis of total carrying amount, which is the amount we have invested in our properties (original investment plus improvements, if any) less accumulated depreciation.

      As of July 31, 2004, our real estate portfolio consisted of 65 multi-family residential properties, containing 8,671 apartment units and having a total carrying amount, net of accumulated depreciation, of $372.0 million, and 148 commercial properties, containing 7.7 million square feet of leasable space and having a total carrying amount, net of accumulated depreciation, of $669.0 million. Our commercial properties consist of:

•	47 office properties containing approximately 3.1 million square feet of leasable space and having a total carrying amount, net of accumulated depreciation, of $296.0 million;

•	11 industrial properties (including miscellaneous commercial properties) containing approximately 1.7 million square feet of leasable space and having a total carrying amount, net of accumulated depreciation, of $54.0 million;

•	60 retail properties containing approximately 1.6 million square feet of leasable space and having a total carrying amount, net of accumulated depreciation, of $113.0 million; and

•	30 medical properties (including assisted living facilities) containing approximately 1.2 million square feet of leasable space and having a total carrying amount, net of accumulated depreciation, of $206.0 million.

      Our primary source of income and cash is rents associated with multi-family residential and commercial leases. Our commercial properties are typically leased to tenants under long term lease arrangements, with no single tenant currently accounting for more than approximately 5.6% of our total annual commercial rental revenues. At July 31, 2004, the economic occupancy rate for our stabilized multi-family residential properties was approximately 90.77%, and the economic occupancy rates for our commercial office, medical, industrial, and retail properties were 90.68%, 92.12%, 89.66% and 89.33%, respectively. We define “economic occupancy” as total possible revenue less vacancy loss as a percentage of total possible revenue. Total possible revenue is determined by valuing occupied units or square footage at contract rates, and vacant units or square footage at market rates.

      We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code. We own our assets and conduct our day-to-day business operations through an operating partnership, IRET Properties, a North Dakota Limited Partnership, of which IRET, Inc., a North Dakota corporation and our wholly-owned subsidiary, is the sole general partner.

Investment Strategy

      We employ an investment strategy focused on growing assets in desired geographical markets, achieving diversification by property type, adhering to targeted returns in acquiring properties, and regularly increasing funds from operations and distribution rates on our common shares of beneficial interest. We have increased our distributions per common share every year since our inception 34 years ago and every quarter since 1988.

      We attempt to concentrate our multi-family residential properties in communities with populations of approximately 50,000 to 500,000 and we attempt to concentrate our commercial properties in metropolitan areas with populations of approximately 100,000 to 3.0 million. We focus most of our investment activity in markets in the upper Midwest, due to our greater familiarity with these markets, our existing market presence and our belief that these markets attract less competition from other leading REITs and institutional investors. Approximately 66.2% of our commercial properties, by total carrying amount, are located in the Minneapolis/ St. Paul metropolitan area.

      We continually receive, evaluate and identify opportunities for the acquisition of multi-family residential and commercial properties, particularly in the states in which we currently own properties. These investment opportunities are sourced through various channels, including real estate brokers, property owners, property management firms and our own business development efforts. In evaluating commercial properties, we consider factors that include market size, economic and market rental conditions, property type, property quality, existing occupancy and lease rates, tenant makeup and quality, lease rollover risk and current and prospective cash flow levels. In evaluating multi-family residential properties, we consider factors that include market size and growth characteristics, demographic considerations, apartment rental conditions and trends, market rent and occupancy levels, property quality, operating expense and maintenance considerations, property occupancy rates and current and prospective cash flow levels. Upon identifying properties that meet our investment criteria, we conduct financial analyses, perform property inspections, identify borrowing sources and terms and submit or negotiate acquisition proposals on terms that allow us, under reasonable assumptions, to meet our targeted investment returns.

      Typically, we seek to acquire existing, well-maintained properties that have a strong tenant base and lease or rental revenues and terms that immediately support our return on investment objectives. Due to varying market conditions over time, this can lead to a greater concentration of investment activity in certain property types during particular market cycles. For instance, during the past 12 months, approximately 93.5% of our property acquisitions, based on total carrying amount, have been commercial properties, due to the greater availability of these properties on terms that meet our return on investment objectives. As market conditions evolve, however, this trend may be reversed and we may again purchase a greater percentage of multi-family residential properties.

      We generally use available cash or short-term floating rate debt to acquire real estate. We then replace the cash or short-term floating rate debt with fixed-rate secured debt, typically in an amount equal to 65% to 75% of the acquisition cost. In appropriate circumstances, we also may acquire one or more properties in exchange for our common shares of beneficial interest or LP units of IRET Properties, which are convertible into our common shares on a one-to-one basis or, at our option, cash, after the expiration of a minimum one-year holding period. Subject to our continued ability to raise equity capital and issue LP units of IRET Properties, we anticipate acquiring $100 million to $200 million of real estate assets on an annual basis.

Operations

      We conduct our operations from offices in Minot, North Dakota, and Minneapolis, Minnesota. In Minot, our 39 person staff is engaged in activities that include management and planning, financial analysis and accounting, marketing, property sourcing and evaluation, legal and compliance, information management and investor relations. In Minneapolis, our ten person staff is primarily engaged in sourcing, evaluating and managing commercial properties in the Minneapolis/ St. Paul metropolitan area.

      Except for certain commercial properties managed by our Minneapolis office, the day-to-day management of our real estate assets is handled by third-party professional management companies. These management activities include the negotiation of potential leases, the preparation of proposed operating budgets, the collection and remittance of lease or rental payments and the supervision of routine maintenance and capital improvements that have been authorized by us. We believe that the use of locally-based management companies allows us to enjoy the benefits of local knowledge of the applicable real estate market, while avoiding the cost and difficulty associated with maintaining management personnel in every location in which we operate. All decisions relating to the purchase or sale of property, insurance coverage, capital improvements, approval of commercial leases, annual operating budgets and major renovations are made exclusively by our employees and then implemented by the third-party management companies. As of July 31, 2004, we had property management contracts with 22 companies located in 14 states. Generally, our management contracts provide for compensation ranging from 2.5% to 5% of gross rent collections and allow us to terminate the contracts within 60 days or upon failure of the manager to meet financial performance goals.

      We believe that our administrative, property management and corporate overhead expenses as a percentage of our revenues are among the lowest of all public REITs. We believe that this serves the interests of the holders of our shares of beneficial interest by moderating the impact of cyclical downturns and enhancing the funds available for distribution.

Properties

      The tables set forth below present the revenues and gross profit from our multi-family residential properties and our commercial properties. Historically, the majority of our real estate investments has consisted of multi-family residential properties. More recently, our investment activities have caused this balance to shift so that the percentage of commercial properties held in our portfolio has increased significantly and the revenues and gross profit from commercial properties now exceed those from multi-family residential properties. Based upon current market conditions, we anticipate that the revenues and gross profit from our commercial properties will continue to increase relative to our multi-family residential properties during the next twelve months.

Commercial and Multi-Family Residential Segments by State

      The following table presents, as of July 31, 2004, an analysis by state of each of the five segments of real estate owned by us — multi-family residential, office, industrial, medical and retail properties:

	Total Real Estate Investment by Total Carrying Amount

	Multi-Family
State	Residential	Office	Industrial	Medical	Retail	Total	% of Total

	(In thousands)
Minnesota	$84,895	$240,112	$35,953	$168,408	$85,374	$614,742	59.0%
North Dakota	92,973	14,081	5,999	5,256	15,586	133,895	12.8%
Montana	34,258	0	0	1,740	4,164	40,162	3.9%
Colorado	33,284	0	0	0	0	33,284	3.2%
South Dakota	26,808	6,364	0	0	0	33,172	3.2%
Texas	34,618	0	0	0	0	34,618	3.3%
Nebraska	20,378	7,290	0	22,909	3,024	53,601	5.2%
Kansas	31,975	0	0	0	0	31,975	3.1%
All Other States	13,288	28,013	12,381	7,364	4,924	65,970	6.3%

Total	$372,477	$295,860	$54,333	$205,677	$113,072	$1,041,419	100.0%

Comparison of Results from Commercial and Multi-Family Residential Segments

      The following table presents an analysis of the contribution to revenues of each of the five segments of real estate owned by us — multi-family residential, office, industrial, medical and retail properties.

	Fiscal Years Ended April 30

	2004	%	2003	%

	(In thousands)
Real Estate Investments — net of accumulated depreciation
Office	$284,094	28.4%	$225,076	26.8%
Industrial	54,713	5.5%	52,283	6.2%
Medical	162,045	16.2%	122,547	14.5%
Retail	114,770	11.5%	93,112	11.1%
Multi-Family Residential	384,562	38.4%	348,364	41.4%

Total	$1,000,184	100.0%	$841,382	100.0%

Gross Real Estate Rental Revenues
Office	$41,074	29.8%	$32,276	27.8%
Industrial	6,634	4.8%	5,846	5.0%
Medical	17,040	12.4%	14,281	12.3%
Retail	11,895	8.6%	5,869	5.1%
Multi-Family Residential	61,111	44.4%	57,832	49.8%

Total	$137,754	100.0%	$116,104	100.0%

	Fiscal Years Ended April 30

	2004	%	2003	%

	(In thousands)
Expenses — before depreciation
Office	$35,589	29.6%	$24,160	24.9%
Industrial	4,528	3.8%	3,303	3.4%
Medical	14,475	12.1%	13,202	13.6%
Retail	8,576	7.1%	4,899	5.1%
Multi-Family Residential	56,904	47.4%	51,394	53.0%

Total	$120,072	100.0%	$96,958	100.0%

Segment Gross Profit — before depreciation
Office	$5,485	31.0%	$8,116	42.4%
Industrial	2,106	11.9%	2,543	13.3%
Medical	2,565	14.5%	1,079	5.6%
Retail	3,319	18.8%	970	5.1%
Multi-Family Residential	4,207	23.8%	6,438	33.6%

Total	$17,682	100.0%	$19,146	100.0%

Reconciliation to consolidated operations
Discounts and fee revenue	$281		$234
Other interest expense	(1,488)		(1,038)
Depreciation — furniture and fixtures	(163)		(92)
Administrative, advisory and trustee fees	(2,851)		(2,164)
Operating expenses	(957)		(885)
Amortization	(1,006)		(701)

Operating Income	$11,498		$14,500

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth selected consolidated financial data, which should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference into this prospectus supplement. Our selected consolidated financial data as of and for each of the fiscal years in the three-year period ended April 30, 2004, are derived from our consolidated financial statements, which have been audited by Deloitte and Touche LLP (fiscal year 2004) and Brady, Martz & Associates, P.C. (fiscal years 2003 and 2002). Our selected consolidated financial data as of July 31, 2004, and for each of the three months ended July 31, 2004 and 2003, has been derived from our unaudited financial statements. Our unaudited financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and our results of operations for these periods. Operating results for the three months ended July 31, 2004, are not necessarily indicative of the results that may be expected for the full year.

	Three Months Ended
	July 31,		Fiscal Year Ended April 30,

	2004	2003	2004	2003	2002

	(In thousands, except per share amounts)
Operating Data:
Revenue	$39,475	$32,231	$138,035	$116,338	$88,097
Operating expenses:
Interest	11,671	9,945	42,380	36,230	29,258
Depreciation/ Amortization	8,005	5,443	24,520	18,911	14,761
Utilities and maintenance	7,026	5,288	25,487	19,447	11,985
Property management	2,608	2,170	9,455	8,032	6,634
Taxes	4,595	3,941	16,981	13,349	8,895
Other operating expenses	1,890	1,700	7,714	5,869	4,064

Total operating expenses	$35,795	$28,487	$126,537	$101,838	$75,597
Operating income	3,680	3,744	11,498	14,500	12,500
Non-operating income	211	150	372	829	1,062

Income before gain/loss on properties and minority interest	$3,891	$3,894	$11,870	$15,329	$13,562
Gain on sale of property	0	0	158	315	547
Minority interest portion of joint ventures	(89)	(257)	(757)	(934)	(198)
Minority interest portion of operating partnership income	(1,457)	(814)	(2,658)	(3,559)	(3,535)

Income from continuing operations	$2,345	$2,823	$8,613	$11,151	$10,376
Discontinued operations, net	3,125	97	827	1,097	224

Net income	$5,470	$2,920	$9,440	$12,248	$10,600
Dividends to preferred shareholders	(593)	0	(33)	0	0

Net income available to common shareholders	$4,877	$2,920	$9,407	$12,248	$10,600
Other Data:
Funds from operations(1)	$11,426	$9,340	$36,638	$34,178	$29,143
Distributions to holders of common shares and unitholders	8,647	7,350	31,694	26,587	20,272

	Three Months Ended
	July 31,		Fiscal Year Ended April 30,

	2004	2003	2004	2003	2002

	(In thousands, except per share amounts)
Per Share Data:
Net income available to common shareholders	$.12	$.08	$.24	$.38	$.42
Earnings per common share from continuing operations	.04	.08	.22	.35	.41
Funds from operations(1)	.21	.20	.73	.80	.86
Distributions	.1605	.1585	.6370	.6250	.5945
Balance Sheet Data:
Total real estate investments	$1,044,904	$876,681	$1,008,071	$845,325	$685,347
Total assets	1,115,900	923,584	1,076,317	885,681	730,209
Total liabilities	718,854	601,965	688,680	576,318	495,352
Minority interest in partnerships	16,249	14,272	16,368	14,225	12,819
Minority interests in operating partnerships	98,597	92,281	92,622	80,377	76,460
Total shareholders’ equity	282,200	215,066	278,629	214,761	145,578

(1)	We consider funds from operations, or FFO, a useful measure of performance for an equity REIT. We use the definition of FFO adopted by the National Association of Real Estate Investment Trusts, or NAREIT, in 1991, as clarified in 1995, 1999 and 2002. NAREIT defines FFO to mean net income (computed in accordance with generally accepted accounting principles or GAAP), excluding gains (or losses) from sales of depreciated property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

While we use the NAREIT definition of FFO, the components of that definition in many cases require interpretation and, accordingly, we have made certain interpretations in applying the definition. In particular, in calculating FFO per share, we “add back” to net income computed in accordance with GAAP the allocations made to limited partners of IRET Properties, and divide this amount by the total outstanding number of our common shares and limited partnership units, or LP units, of IRET Properties. Under the partnership agreement pursuant to which the LP units of IRET Properties are issued, holders of LP units effectively have the same claim on our earnings and assets of as do the holders of our common shares and, therefore, we consider that the LP units of IRET Properties also should be included with the common shares in calculating FFO per share.

Our management considers that FFO, by excluding depreciation costs, the gains or losses from the sale of operating real estate properties and extraordinary items as defined by GAAP, provides an additional perspective on our operating results. Historical cost accounting for real estate assets in accordance with GAAP assumes, through depreciation, that the value of real estate assets decreases predictably over time. However, real estate asset values have historically risen or fallen with market conditions. NAREIT’s definition of FFO, by excluding depreciation costs, reflects the fact that real estate, as an asset class, generally appreciates over time and that depreciation charges required by GAAP may not reflect underlying economic realities.

Additionally, the exclusion, in NAREIT’s definition of FFO, of gains and losses from the sales of previously depreciated operating real estate assets, allows our management and investors better to identify the operating results of the long-term assets that form the core of our investments, and assists in comparing those operating results between periods.

Our management uses FFO to identify trends in occupancy rates, rental rates and operating costs. FFO is used by investors to compare our performance to that of other REITs.

While FFO is widely used by REITs as a primary performance metric, not all real estate companies use the same definition of FFO or calculate FFO in the same way. Accordingly, FFO presented here is not necessarily comparable to FFO presented by other real estate companies. FFO should not be considered as an alternative to net income as determined in accordance with GAAP as a measure of our performance, but rather should be considered as an additional, supplemental measure. FFO does not represent cash generated from operating activities in accordance with GAAP, and is not necessarily indicative of sufficient cash flow to fund all of our needs or our ability to service indebtedness or make distributions.

      A reconciliation of FFO to GAAP net income is as follows:

Reconciliation of Net Income to Funds From Operations

	Three Months Ended July 31,

	2004			2003

		Weighted	Per Share		Weighted	Per Share
		Avg Shares	and		Avg Shares	and
	Amount	and Units(2)	Unit(3)	Amount	and Units(2)	Unit(3)

	(In thousands, except per share amounts)
Net income	$5,470			$2,920
Less dividends to preferred shareholders	(593)			0

Net income available to common shareholders	$4,877	41,981	$.12	$2,920	36,358	$.08
Adjustments:
Minority interest in earnings of Unitholders	1,474	11,987		842	10,149
Depreciation and Amortization(1)	8,139			5,578
Gains on depreciable property sales	(3,064)			0

Funds from operations applicable to common shares and Units	$11,426	53,968	$.21	$9,340	46,507	$.20

	Fiscal Year Ended April 30,

	2004			2003			2002

		Weighted	Per Share		Weighted	Per Share		Weighted	Per Share
		Avg Shares	and		Avg. Shares	and		Avg. Shares	and
	Amount	and Units(2)	Unit(3)	Amount	and Units(2)	Unit(3)	Amount	and Units(2)	Units(2)

	(In thousands, except per share amounts)
Net Income	$9,440			$12,248			$10,600
Less dividends to preferred shareholders	(33)			0			0

Net income available to common shareholders	$9,407	39,257	$.24	$12,248	32,574	$.38	$10,600	25,492	$.42
Adjustments:
Minority Interest in earnings of Unitholders	2,752	11,176		3,899	10,041		3,614	8,289
Depreciation and amortization(1)	25,079			19,626			15,476
Gains on depreciable property sales	(600)			(1,595)			(547)

Funds from operations applicable to common shares and units	$36,638	50,433	$.73	$34,178	42,615	$.80	$29,143	33,781	$.86

(1)	Depreciation on office equipment and other assets used by us is excluded. Amortization of leasing commissions and property-related intangible assets is included, however, the amortization of financing and other expenses is excluded.

(2)	LP Units are exchangeable for common shares on a one-for-one basis.

(3)	Net income is calculated on a per share basis. FFO is calculated on a per share and unit basis.

DILUTION

      The book value of our common shares is substantially less than the $10.15 offering price. As of July 31, 2004, the book value of the 42,279,418 common shares outstanding was $7.04 per share. Assuming all of the common shares registered under this offering are sold, the estimated resulting book value will be $7.13 per share. Thus, an investor paying $10.15 per share under this offering will incur an immediate book value dilution of $3.02 per share.

PRICE RANGE OF COMMON SHARES AND DISTRIBUTION HISTORY

      The following sets forth the high and low sale prices for our common shares as reported by NASDAQ National Market for each of the fiscal quarters for the two fiscal years ended April 30, 2003 and 2004, and for the fiscal quarter ended July 31, 2004, and the distributions we paid with respect to each period.

			Distribution
	High	Low	per Share

Fiscal 2003
First Quarter ended July 31, 2002	$11.90	$8.55	$0.1540
Second Quarter ended October 31, 2002	11.00	9.05	0.1560
Third Quarter ended January 31, 2003	11.00	9.66	0.1570
Fourth Quarter ended April 30, 2003	10.00	8.98	0.1580
Fiscal 2004
First Quarter ended July 31, 2003	$10.81	$9.28	$0.1585
Second Quarter ended October 31, 2003	10.48	9.69	0.1590
Third Quarter ended January 31, 2004	10.70	9.88	0.1595
Fourth Quarter ended April 30, 2004	10.50	9.36	0.1600
Fiscal 2005
First Quarter ended July 31, 2004	$11.15	$8.90	$0.1605

      We have paid quarterly distributions on our common shares since July 1, 1971. Distributions are generally paid in January, April, July and October of each year. Our last quarterly distribution of $.1610 per common share was paid on October 1, 2004.

      Distribution Reinvestment Plan. We offer holders of our common shares the option of reinvesting all, or a portion of, their distributions in additional common shares through our distribution reinvestment plan. Common shares purchased by participants in our distribution reinvestment plan may be made available by us from our authorized but unissued common shares, or, if additional common shares are not made so available, will be common shares purchased by us on the NASDAQ National Market. In order to participate in our distribution reinvestment plan, a shareholder must affirmatively elect to do so by notifying the Transfer Agent and Registrar. We currently act as our own Transfer Agent and Registrar and can be contacted at 12 South Main, Minot, North Dakota, 58701. Our telephone number is (701) 837-4738. A shareholder may terminate participation in the plan at any time by notifying the Transfer Agent and Registrar. Distributions may be taxable to shareholders whether received in cash or in shares.

DETERMINATION OF OFFERING PRICE

      In setting the price of the common shares available for sale under this offering at $10.15, we considered the trading price of the common shares on the NASDAQ National Market from September 1, 2004 to October 15, 2004. From September 1, 2004 to October 15, 2004, the average high was $10.16, the average low was $9.96 and the average closing price was $10.07. Based on the above, we determined that the offering price should be set at $10.15 per share.

USE OF PROCEEDS

      We estimate that the net proceeds to us from the sale of the common shares in this offering will be approximately $14,311,450. “Net proceeds” is what we expect to receive after paying all sales commissions and expenses in connection with this offering, which we estimate will total approximately $913,550. We currently plan to use the proceeds for the acquisition, development, renovation, expansion or improvement of income-producing real estate properties. Pending such use, the net proceeds may be invested in short-term income-producing investments, such as United States Treasury Bonds with terms of six months or less.

DESCRIPTION OF OUR COMMON SHARES

      General. Our Third Restated Declaration of Trust authorizes the issuance of an unlimited number of our shares of beneficial interest. As of July 31, 2004, (i) there were 42,279,418 of our common shares outstanding and 12,436,312 of our common shares to be issued upon conversion of previously issued limited partnership units, (ii) there were 1,150,000 of our Series A preferred shares outstanding, (iii) we had no classes or series of shares of beneficial interest other than our common shares and our Series A preferred shares, and (iii) there were no warrants, options or other contractual arrangements, other than the limited partnership units, requiring the issuance of our common shares.

      The description of our common shares set forth below is in all respects subject to, and qualified in its entirety by reference to, the applicable provisions of our Third Restated Declaration of Trust, including any applicable amendments, and our Second Restated Trustees’ Regulations (Bylaws), including any applicable amendments. All of our common shares offered by this prospectus supplement and the accompanying prospectus will be duly authorized, fully paid and nonassessable.

      Voting Rights. Subject to the provisions of our Third Restated Declaration of Trust regarding the restriction on the transfer of our common shares, our common shares have non-cumulative voting rights at the rate of one vote per common share on all matters submitted to the shareholders, including the election of members of our Board of Trustees.

      Our Third Restated Declaration of Trust generally provides that whenever any action is to be taken by the holders of our common shares, including the amendment of our Third Restated Declaration of Trust if such amendment is previously approved by our Board of Trustees, such action will be authorized by a majority of the holders of our common shares present in person or by proxy at a meeting at which a quorum is present, except as otherwise required by law, our Third Restated Declaration of Trust or our Second Restated Trustees’ Regulations (Bylaws). Our Third Restated Declaration of Trust further provides the following:

(i) that the following actions will be authorized by the affirmative vote of the holders of our common shares holding common shares possessing a majority of the voting power of our common shares then outstanding and entitled to vote on such action:

•	our termination;

•	our merger with or into another entity;

•	our consolidation with one or more other entities into a new entity;

•	the disposition of all or substantially all of our assets; and

•	the amendment of the Third Restated Declaration of Trust, if such amendment has not been previously approved by our Board of Trustees.

(ii) that a member of our Board of Trustees may be removed with or without cause by the holders of our common shares by the affirmative vote of not less than two-thirds of our common shares then outstanding and entitled to vote on such matter.

      Our Third Restated Declaration of Trust also permits our Board of Trustees, by a two-thirds vote and without any action by the holders of our common shares, to amend our Third Restated Declaration of Trust from time to time as necessary to enable us to continue to qualify as a real estate investment trust under the Internal Revenue Code.

      Dividend, Distribution, Liquidation and Other Rights. Subject to the preferential rights of our Series A preferred shares and any other preferred shares that we may issue in the future and the provisions of the Third Restated Declaration of Trust regarding the restriction on the transfer of our common shares, holders of our common shares are entitled to receive dividends on their common shares if, as and when authorized and declared by the Board of Trustees and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities. Our common shares have equal dividend, distribution, liquidation and other rights. Our common shares have no preference, conversion, exchange, sinking fund or redemption rights.

      Ownership and Transfer Restrictions. Our common shares are fully transferable and alienable subject only to certain restrictions set forth in our Third Restated Declaration of Trust that are intended to help preserve our status as a REIT for federal income tax purposes. Then, more specifically, our Third Restated Declaration of Trust provides that any transaction, other than a transaction entered into through the NASDAQ National Market or other similar exchange, that would result in (i) a person owning in excess of the ownership limit, which as of the date of this prospectus supplement is 9.8%, in number or value, of our outstanding shares of beneficial interest, (ii) less than 100 people owning our shares of beneficial interest, (iii) us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, (iv) 50% or more of the fair market value of our shares of beneficial interest being held by persons other than “United States persons,” as defined in Section 7701(a)(30) of the Internal Revenue Code, or (v) our disqualification as a REIT under Section 856 of the Internal Revenue Code, will be void ab initio. If any such transaction is not void ab initio, then the shares of beneficial interest in excess of the ownership limit, that cause us to be closely held, that result in 50% or more of the fair market value of our shares of beneficial interest being held by persons other than United States persons or that result in our disqualification as a REIT, would automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our Board of Trustees.

      In such event, any dividends on excess shares will be paid to the excess share trust for the benefit of the charitable beneficiaries. The excess share trustee will be entitled to vote the excess shares, if applicable, on any matter. The excess share trustee may only transfer the excess shares held in the excess share trust as follows: (i) at the direction of our Board of Trustees to a person whose ownership of our shares of beneficial interest would not violate the ownership limit; (ii) if shares of beneficial interest were transferred to the excess share trustee due to a transaction or event that would have caused a violation of the ownership limit or would have caused us to be closely held, the excess share trustee will transfer the excess shares to the person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held; and (iii) if excess shares were transferred to the excess share trustee due to a transaction or event that would have caused persons other than United States persons to own more than 50% of the value of our shares of beneficial interest, the excess share trustee will transfer the excess shares to the United States person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held.

      When the excess share trustee makes any transfer, the person whose shares were exchanged for excess shares will receive (i) the lesser of (A) the price paid by such person or, if such person did not give value for the securities, the market price of the securities on the day the securities were exchanged for excess shares, and (B) the price received by the excess share trust for securities, minus (ii) any dividends received by the person whose shares were exchanged for excess shares that such person was under an obligation to pay over to the excess share trustee but has not repaid at the time of the distribution of proceeds, and minus (iii) any compensation for or expense of the excess share trustee.

      Transfer Agent and Registrar. We act as our own transfer agent and registrar with respect to our common shares.

PLAN OF DISTRIBUTION

      For the sole purpose of selling the common shares to be offered pursuant to this prospectus supplement, we have entered into security sales agreements with a number of broker-dealers who are members of the National Association of Securities Dealers, or NASD. Broker-dealers participating in this offering are considered statutory underwriters pursuant to Section 2a(11) of the Securities Act of 1933. None of the broker-dealers involved is required to take and pay for, or sell, a specific number of common shares. This offering will be conducted on a best efforts basis under which participating broker-dealers are required to take and pay for only those common shares that are actually sold to the public. The common shares available for sale to the public will only be available for purchase through broker-dealers who have signed a security sales agreement with us. The common shares offered will only be sold for cash payable in United States Dollars. There will be no other distribution or sales of common shares to the public, except through our distribution reinvestment plan, which is available only to our shareholders. See “Price Range of Common Shares and Distribution History — Distribution Reinvestment Plan” on page S-21 of this prospectus supplement.

      Members of our Board of Trustees and our management and other employees may purchase common shares under this offering directly from us for $9.6425 per share, which represents a 5.0% discount from the offering price. Any common shares so purchased may not be sold, transferred, assigned, pledged or hypothecated for a period of one year from the date of purchase. The number of common shares available to such persons will not be more than 62,000 common shares or 4.1% of the common shares offered.

      We anticipate that we will request that the following NASD registered broker-dealers use their best efforts to sell the common shares offered under this prospectus to the public:

INVEST Financial Corporation
Investment Centers of America, Inc.
Capital Financial Services, Inc.
PrimeVest Financial Services

      We will pay a commission of six percent, or $.609 per share, for any and all common shares sold by a participating broker-dealer. The total maximum commission that may be paid if all common shares are sold in this offering is $913,500. No discounts, other compensation, commissions, finders’ fees or other compensation will be paid to any broker-dealer in this offering.

      The material terms of the Security Sales Agreements are as follows:

•	Subject only to a minimum purchase of 100 common shares by any investor, no broker-dealer is required to sell a minimum number of common shares.

•	There may be limits on the number of common shares a particular broker-dealer may sell as a result of our allocation of common shares among the broker-dealers.

•	No more than the total offering of 1,500,000 common shares may be sold.

•	Either party to a security sales agreement may terminate such agreement at anytime without penalty or further obligation.

•	Any full-time employee of a participating broker-dealer may purchase common shares for their own account at the offering price of $10.15 per share. Any such shares so acquired may not be sold, transferred, assigned, pledged or hypothecated by any person for a period of one year from the date of acquisition. No certificate may be issued until the one year holding period has expired.

•	No broker-dealer has a right to nominate or elect a member to our Board of Trustees.

•	We have agreed to indemnify the broker-dealers against certain liabilities, including certain liabilities under the Securities Act of 1933.

      None of the broker-dealers intend to engage in any passive market making activities, stabilization or other transactions that otherwise may affect the price of the common shares offered or the price of our common shares on the NASDAQ National Market.

LEGAL MATTERS

      The validity of the common shares offered hereby and the legal matters described under the caption “Certain Tax Considerations” in the accompanying prospectus will be passed upon for us by Pringle & Herigstad, P.C., Minot, North Dakota.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated into this prospectus supplement and the accompanying prospectus by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements about our intention to invest in properties that we believe will increase in income and value; our belief that the real estate markets in which we invest will continue to perform well; our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional real estate acquisitions and capital improvements when appropriate to enhance long term growth; and other statements preceded by, followed by or otherwise including words such as “believe,” “expect,” “intend,” “project,” “anticipate,” “potential,” “may,” “will,” “designed,” “estimate,” “should,” “continue” and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

      Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in our forward-looking statements include:

•	the economic health of the markets in which we own and operate multi-family and commercial properties, in particular, the states of Minnesota and North Dakota, or other markets in which we may invest in the future;

•	the economic health of our commercial tenants;

•	market rental conditions, including occupancy levels and rental rates, for multi-family residential and commercial properties;

•	our ability to identify and secure additional multi-family residential and commercial properties that meet our criteria for investment;

•	the level and volatility of prevailing market interest rates and the pricing of our shares of beneficial interest;

•	financing risks, such as our inability to obtain debt or equity financing on favorable terms, or at all;

•	our ability to timely complete and lease properties under construction;

•	compliance with applicable laws, including those concerning the environment and access by persons with disabilities; and

•	the availability and cost of casualty insurance for losses caused by terrorist acts.

      In light of these uncertainties, the events anticipated by our forward-looking statements might not occur and we caution you not to place undue reliance on any of our forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, and those statements speak only as of the date made. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements should not be construed as exhaustive.

PROSPECTUS

Investors Real Estate Trust

$150,000,000

Shares of Beneficial Interest
Preferred Shares of Beneficial Interest

        We may from time to time offer and sell: (i) our shares of beneficial interest, no par value, and (ii) in one or more classes or series, our preferred shares of beneficial interest, no par value, all with an aggregate public offering price of up to $150,000,000, on terms to be determined at the time of the offering. In this prospectus, we refer to our shares of beneficial interest as our common shares, we refer to our preferred shares of beneficial interest as our preferred shares and we refer to our common shares and our preferred shares collectively as our securities. Our securities may be offered, separately or together, in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus (each, a prospectus supplement). The aggregate public offering price and terms of the securities will be determined by market conditions at the time the securities are offered.

      The specific terms of any securities we sell and the terms on which we are offering such securities will be set forth in a prospectus supplement. The specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve our status as a real estate investment trust for federal income tax purposes. The applicable prospectus supplement will also contain information, where applicable, about federal income tax considerations relating to, and any listing on a securities exchange of, the securities offered by the prospectus supplement. The applicable prospectus supplement may also add to, update or change information contained in this prospectus. You should carefully read this prospectus and any applicable prospectus supplement, together with the addition information described under the heading “Where You Can Find More Information,” before you invest in any of our securities.

      We may sell the securities offered by this prospectus directly, through agents designated by us from time to time, or to or through underwriters or dealers. If any agents, underwriters or dealers are involved in the sale of any of our securities, their names and any applicable purchase price, fee, commission or discount arrangements, between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

      None of our securities may be sold without delivery of a prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 2, 2004.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The documents listed below have been filed by us under the Securities Exchange Act of 1934 with the Securities and Exchange Commission and are incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2004;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 27, 2003;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 24, 2003;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 7, 2004, and amended on March 8, 2004;

•	The description of our common shares contained in our Registration Statement on Form 10 (File No. 0-14851), dated July 29, 1986, as amended by the Amended Registration Statement on Form 10, dated December 17, 1986, and the Second Amended Registration Statement on Form 10, dated March 12, 1987.

      We also incorporate by reference into this prospectus all documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the sale of our securities offered by this prospectus.

      This means that important information about us appears or will appear in these documents and will be regarded as appearing in this prospectus. To the extent that information appearing in a document filed later is inconsistent with prior information, the later statement will control and the prior information, except as modified or superseded, will no longer be a part of this prospectus.

      We will provide copies of all documents that are incorporated by reference into this prospectus and any applicable prospectus supplement (not including the exhibits other than exhibits that are specifically incorporated by reference) without charge to each person who so requests in writing or by calling us at the following address and telephone number:

Investors Real Estate Trust

12 South Main Street
Minot, N.D. 58701
Attn: Michael A. Bosh, Secretary and General Counsel
(701) 837-4738

i

IRET

      We are a self-advised equity real estate investment trust or REIT organized under the laws of North Dakota. Our business consists of owning and operating income-producing real properties. Our investments include multi-family residential properties and commercial properties, with such properties located primarily in the upper Midwest states of Minnesota and North Dakota.

      Our multi-family residential properties include apartment buildings, complexes and communities. Our commercial properties include office buildings, retail stores and centers, industrial facilities and health care properties, such as clinics and assisted living centers. These commercial properties are typically leased to tenants under long term lease arrangements.

      We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code. We operate in connection with an umbrella partnership real estate investment trust or an UPREIT, of which we are the general partner, and we conduct our day-to-day business operations through our operating partnership, IRET Properties, a North Dakota Limited Partnership. Our principal executive office is located at 12 South Main, Minot, North Dakota 58701 and our telephone number is (701) 837-4738.

USE OF PROCEEDS

      Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from any sale of our securities for general business purposes, including the acquisition, development, renovation, expansion or improvement of income-producing real estate properties. Pending such use, the net proceeds may be invested in short-term income-producing investments, such as United States Treasury Bonds with terms of six months or less.

DESCRIPTION OF COMMON SHARES

      General. Our Third Restated Declaration of Trust authorizes the issuance of an unlimited number of our common shares. As of January 15, 2004, (i) there were 40,777,066 of our common shares outstanding and 11,382,713 of our common shares to be issued upon conversion of previously issued limited partnership units, (ii) we had no classes or series of shares other than our common shares, and (iii) there were no warrants, options or other contractual arrangements, other than the limited partnership units, requiring the issuance of our common shares or any other shares.

      The description of our common shares set forth below is in all respects subject to, and qualified in its entirety by reference to, the applicable provisions of our Third Restated Declaration of Trust, including any applicable amendments, and our Second Restated Trustees’ Regulations (Bylaws), including any applicable amendments. The description of our common shares is also subject to any terms specified in any applicable prospectus supplement. All of our common shares offered by this prospectus will be duly authorized, fully paid and nonassessable.

      Voting Rights. Subject to the provisions of our Third Restated Declaration of Trust regarding the restriction on the transfer of our common shares, our common shares have non-cumulative voting rights at the rate of one vote per common share on all matters submitted to the shareholders, including the election of members of our Board of Trustees.

      Our Third Restated Declaration of Trust generally provides that whenever any action is to be taken by the holders of our common shares, such action will be authorized by a majority of the holders of our common shares present in person or by proxy at a meeting at which a quorum is present, except as otherwise required by law, our Third Restated Declaration of Trust or our Second Restated Trustees’ Regulations (Bylaws). Our Third Restated Declaration of Trust further provides the following:

(i) that the following actions will be authorized by the affirmative vote of the holders of our common shares holding common shares possessing a majority of the voting power of our common shares then outstanding and entitled to vote on such action:

•	our termination;

•	our merger with or into another entity;

•	our consolidation with one or more other entities into a new entity;

•	the disposition of all or substantially all of our assets; and

•	the amendment of the Third Restated Declaration of Trust.

(ii) that a member of our Board of Trustees may be removed with or without cause by the holders of our common shares by the affirmative vote of not less than two-thirds of our common shares then outstanding and entitled to vote on such matter.

Our Third Restated Declaration of Trust also permits our Board of Trustees, by a two-thirds vote and without any action by the holders of our common shares, to amend our Third Restated Declaration of Trust from time to time as necessary to enable us to continue to qualify as a real estate investment trust under the Internal Revenue Code.

      Dividend, Distribution, Liquidation and Other Rights. Subject to the preferential rights of any preferred shares that we may issue in the future and the provisions of the Third Restated Declaration of Trust regarding the restriction on the transfer of our common shares, holders of our common shares are entitled to receive dividends on their common shares if, as and when authorized and declared by the Board of Trustees and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities. Our common shares have equal dividend, distribution, liquidation and other rights. Our common shares have no preference, conversion, exchange, sinking fund or redemption rights.

      Ownership and Transfer Restrictions. Our common shares are fully transferable and alienable subject only to certain restrictions set forth in our Third Restated Declaration of Trust that are intended to help preserve our status as a REIT for federal income tax purposes. Then, more specifically, our Third Restated Declaration of Trust provides that any transaction, other than a transaction entered into through the NASDAQ National Market or other similar exchange, that would result in (i) a person owning in excess of the ownership limit, which as of the date of this prospectus is 9.8%, in number or value, of our outstanding securities, (ii) less than 100 people owning our securities, (iii) us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, (iv) 50% or more of the fair market value of our securities being held by persons other than “United States persons,” as defined in Section 7701(a)(30) of the Internal Revenue Code, or (v) our disqualification as a REIT under Section 856 of the Internal Revenue Code, will be void ab initio. If any such transaction is not void ab initio, then the securities in excess of the ownership limit, that cause us to be closely held, that result in 50% or more of the fair market value of our securities being held by persons other than United States persons or that result in our disqualification as a REIT, would automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our Board of Trustees.

      In such event, any dividends on excess shares will be paid to the excess share trust for the benefit of the charitable beneficiaries. The excess share trustee will be entitled to vote the excess shares, if applicable, on any matter. The excess share trustee may only transfer the excess shares held in the excess share trust as follows: (i) at the direction of our Board of Trustees to a person whose ownership of our securities would not violate the ownership limit; (ii) if securities were transferred to the excess share trustee due to a transaction or event that would have caused a violation of the ownership limit or would have caused us to be closely held, the excess share trustee will transfer the excess shares to the person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held; and (iii) if excess shares were transferred to the excess share trustee due to a transaction or event that would have caused persons other than United States persons to own more than 50% of the value of our securities, the excess share trustee will transfer the excess shares to the United States person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held.

      When the excess share trustee makes any transfer, the person whose shares were exchanged for excess shares will receive (i) the lesser of (A) the price paid by such person or, if such person did not give value for the securities, the market price of the securities on the day the securities were exchanged for excess shares, and (B) the price received by the excess share trust for securities, minus (ii) any dividends received by the person whose shares were exchanged for excess shares that such person was under an obligation to pay over to the excess share trustee but has not repaid at the time of the distribution of proceeds, and minus (iii) any compensation for or expense of the excess share trustee.

      Transfer Agent and Registrar. We act as our own transfer agent and registrar with respect to our common shares.

DESCRIPTION OF PREFERRED SHARES

      Our Third Restated Declaration of Trust authorizes the issuance of an unlimited number of preferred shares. No preferred shares were outstanding as of the date of this prospectus. Our Board of Trustees has the authority, under our Third Restated Declaration of Trust, to establish by resolution more than one class or series of preferred shares and to fix the number and relative rights and preferences of such different classes or series of preferred shares without any further vote or action by our shareholders. Unless otherwise designated in our Third Restated Declaration of Trust, all series of our preferred shares will constitute a single class of our preferred shares.

      The following description of our preferred shares sets forth certain general terms and provisions of the preferred shares to which any prospectus supplement may relate. The statements below describing our preferred shares are in all respects subject to, and qualified in their entirety by reference to, our Third Restated Declaration of Trust, our Second Restated Trustees’ Regulations (Bylaws), any applicable designating amendment to our Third Declaration of Trust establishing terms of a class or series of our preferred shares and any applicable prospectus supplement. Our preferred shares, when issued and delivered against payment for such shares, will be fully paid and nonassessable.

General

      As our Board of Trustees has the power to establish the rights and preferences of each class or series of our preferred shares, our Board of Trustees may afford the holders of any class or series of our preferred shares rights and preferences, voting or otherwise, senior to the rights of holders of our common shares. The issuance of classes or series of preferred shares could have the effect of delaying or preventing a change of control that might involve a premium price for shareholders or otherwise be in their best interest.

      The rights and preferences of each class or series of our preferred shares will be fixed by a designating amendment relating to the class or series. A prospectus supplement, relating to each class or series, will specify the terms of our preferred shares as follows:

•	the title and stated value of our preferred shares;

•	the number of our preferred shares offered, the liquidation preference per share and the offering price of our preferred shares;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to our preferred shares;

•	the date from which dividends on our preferred shares will accumulate, if applicable;

•	the procedures for any auction and remarketing, if any, for our preferred shares;

•	the provision for a sinking fund, if any, for our preferred shares;

•	the provision for redemption, if applicable, of our preferred shares;

•	any listing of our preferred shares on any securities exchange or association;

•	the transfer agent and registrar for our preferred shares;

•	the terms and conditions, if applicable, upon which our preferred shares will be convertible into our common shares, including the conversion price (or manner of calculation) and conversion period;

•	a discussion of certain material federal income tax considerations applicable to our preferred shares;

•	the relative ranking and preferences of our preferred shares as to dividend rights and rights upon our liquidation, dissolution or winding up;

•	any limitation on issuance of any class or series of our preferred shares ranking senior to or on a parity with the class or series of preferred shares as to dividend rights and rights upon our liquidation, dissolution or winding up;

•	any limitations on direct or beneficial ownership and restrictions on transfer of our preferred shares, in each case as may be appropriate to preserve our status as a REIT; and

•	any other specific terms, preferences, rights, limitations or restrictions of our preferred shares.

Rank

      Unless otherwise specified in the applicable prospectus supplement, our preferred shares will, with respect to rights to the payment of dividends and distribution of our assets and rights upon our liquidation, dissolution or winding up, rank (i) senior to our common shares and all other equity securities the terms of which provide that such equity securities are junior to our preferred shares; (ii) on a parity with all equity securities other than those referred to in clauses (i) and (iii); and (iii) junior to all equity securities the terms of which provide that such equity securities will rank senior to our preferred shares.

Dividends

      Holders of our preferred shares will be entitled to receive, when, as and if authorized by our Board of Trustees and declared by us, out of our assets legally available for payment, cash dividends at rates and on dates as will be set forth in the applicable prospectus supplement. Each dividend will be payable to holders of record as they appear in our records on the record dates as will be fixed by our Board of Trustees.

      Dividends on any class or series of our preferred shares may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will accumulate from and after the date set forth in the applicable prospectus supplement. If our Board of Trustees fails to authorize a dividend payable on a dividend payment date on any class or series of our preferred shares for which dividends are noncumulative, then the holders of that class or series of our preferred shares will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that class or series are declared payable on any future dividend payment date.

      If any class or series of our preferred shares are outstanding, no full dividends will be authorized or paid or set apart for payment on any other class or series of our preferred shares ranking, as to dividends, on a parity with or junior to that class or series of our preferred shares for any period unless (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment,

      When dividends are not paid in full (or a sum sufficient for their full payment is not so set apart) upon any class or series of our preferred shares and any other class or series of our preferred shares ranking on a parity as to dividends with that class or series of our preferred shares, all dividends declared upon that class or series of preferred shares and any other class or series of our preferred shares ranking on a parity as to dividends with those preferred shares will be authorized pro rata so that the amount of dividends authorized per share on that class or series of preferred shares and that other class or series of our preferred shares will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on that class or series of our preferred shares (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if those preferred shares do not have a cumulative dividend) and that other class or series of our preferred shares bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on our preferred shares of that series that may be in arrears.

      Except as provided in the immediately preceding paragraph, unless (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment for the then current dividend period, no dividends (other than in our common shares or other equity securities ranking junior to our preferred shares of that class or series as to dividends and upon our liquidation, dissolution or winding up) will be authorized or paid or set aside for payment, no other distribution will be authorized or made upon our common shares or any other equity securities ranking junior to or on a parity with our preferred shares of that class or series as to dividends or upon liquidation, and no common shares or other equity securities ranking junior to or on a parity with our preferred shares of such class or series as to dividends or upon our liquidation, dissolution or winding up will be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares) by us (except by conversion into or exchange for other equity securities ranking junior to our preferred shares of that class or series as to dividends and upon our liquidation, dissolution or winding up).

      Any dividend payment made on a class or series of our preferred shares will first be credited against the earliest accrued but unpaid dividend due with respect to shares of that class or series which remains payable.

Redemption

      If the applicable prospectus supplement so states, our preferred shares will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case on the terms, at the times and at the redemption prices set forth in that prospectus supplement.

      The prospectus supplement relating to a class or series of our preferred shares that is subject to mandatory redemption will specify the number of our preferred shares that will be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which will not, if our preferred shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for any class or series of our preferred shares is payable only from the net proceeds of the issuance of our common shares or other equity securities, the terms of our preferred shares may provide that, if no such common shares or other equity securities have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, that our preferred shares will automatically and mandatorily be converted into our common shares or other equity securities, as applicable, pursuant to conversion provisions specified in the applicable prospectus supplement.

      None of our preferred shares of any class or series will be redeemed unless all outstanding shares of that class or series of our preferred shares are simultaneously redeemed; provided, however, that the foregoing will not prevent the purchase or acquisition of our preferred shares of that class or series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of that class or series of our preferred shares.

      In addition, unless (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment for the then current dividend period, we will not purchase or otherwise acquire directly or indirectly any of our preferred shares of that class or series (except by conversion into or exchange for common shares or other equity securities ranking junior to our preferred shares of that class or series as to dividends and upon our liquidation, dissolution or winding up).

      If fewer than all of the outstanding shares of any class or series of our preferred shares are to be redeemed, the number of shares to be redeemed will be determined by us and those shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of those shares held by those holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us that will not result in the issuance of any excess shares.

      Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of any class or series of our preferred shares to be redeemed at the address shown in our records. Each notice will state:

•	the redemption date;

•	the number of shares and class or series of our preferred shares to be redeemed;

•	the redemption price;

•	the place or places where certificates for our preferred shares are to be surrendered for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on that redemption date; and

•	the date upon which the holder’s conversion rights, if any, as to those shares will terminate.

      If fewer than all of shares of any class or series of our preferred shares are to be redeemed, the notice mailed to each holder thereof will also specify the number of shares to be redeemed from each holder. If notice of redemption of any of our preferred shares has been given and if the funds necessary for that redemption have been set apart by us in trust for the benefit of the holders of any of our preferred shares so called for redemption, then from and after the redemption date dividends will cease to accrue on those shares, those shares will no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price.

Liquidation Preference

      Upon our voluntary or involuntary liquidation, dissolution or winding up, then, before any distribution or payment will be made to the holders of our common shares or other equity securities ranking junior to that class or series of our preferred shares in the distribution of assets upon our liquidation, dissolution or winding up, the holders of each class or series of our preferred shares will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid on such preferred shares (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if that class or series of preferred shares does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of that class or series of our preferred shares will have no right or claim to any of our remaining assets. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of that class or series of our preferred shares and the corresponding amounts payable on all shares of other classes or series of shares ranking on a parity with that class or series of our preferred shares in the distribution of assets upon our liquidation, dissolution or winding up, then the holders of that class or series of our preferred shares and all other classes or series of shares will share ratably in that distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      If liquidating distributions have been made in full to all holders of shares of that class or series of our preferred shares, our remaining assets will be distributed among the holders of our common shares and other equity securities ranking junior to that class or series of our preferred shares upon our liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For those purposes, neither our consolidation or merger with or into any other corporation, trust or other entity, nor the sale, lease, transfer or conveyance of all or substantially all of our property or business, will be deemed to constitute our liquidation, dissolution or winding up.

Voting Rights

      Except as otherwise described below, as otherwise required by law or as indicated in the applicable prospectus supplement, holders of our preferred shares will not have any voting rights. Whenever dividends on any class or series of our preferred shares are in arrears for six or more quarterly periods, regardless of whether those quarterly periods are consecutive, the holders of that class or series of our preferred shares (voting separately as a class with all other classes or series of our preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to our Board of Trustees (and our entire Board of Trustees will be increased by two trustees) until (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment for the then current dividend period.

      Unless otherwise provided for any class or series of our preferred shares, so long as any preferred shares remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of each class or series of our preferred shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (that class or series voting separately as a class):

(i) authorize or create, or increase the authorized or issued amount of, any class or series of our preferred shares ranking senior to that class or series of our preferred shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any of our equity securities into equity securities that rank senior to those preferred shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or create, authorize or issue any obligation or equity security convertible into or evidencing the right to purchase any equity securities that rank senior to those preferred shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up; or

(ii) amend, alter or repeal the provisions of our Third Restated Declaration of Trust, including any applicable amendments and designating amendments, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of that class or series of our preferred shares; provided, however, that any increase in the amount of the authorized preferred shares or the authorization or issuance of any other equity securities, or any increase in the number of authorized shares of that class or series of our preferred shares or any other equity securities, in each case ranking on a parity with or junior to any class or series of our preferred shares with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect those rights, preferences, privileges or voting powers.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which that vote would otherwise be required to be effected, all outstanding shares of that class or series of our preferred shares has been redeemed or called for redemption upon proper notice and sufficient funds have been irrevocably deposited in trust to effect that redemption.

Conversion Rights

      The terms and conditions, if any, upon which any class or series of our preferred shares are convertible into our common shares or other equity securities will be set forth in the applicable prospectus supplement. Such terms will include the number of common shares or other equity securities into which our preferred shares are convertible, the conversion price (or manner of calculation of the conversion price), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of that class or series of our preferred shares, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of that class or series of our preferred shares.

Restrictions on Ownership

      Our preferred shares are fully transferable and alienable subject only to certain restrictions to be set forth in the applicable designating amendment to our Third Restated Declaration of Trust, which are intended to help preserve our status as a REIT for federal income tax purposes. Then, more specifically, such designating amendment will provide that any transaction in our preferred shares, other than a transaction entered into through the NASDAQ National Market or other similar exchange, that would result in (i) a person owning in excess of the ownership limit, which as of the date of this prospectus is 9.8%, in number or value, of the outstanding securities, (ii) less than 100 people owning our securities, (iii) us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, (iv) 50% or more of the fair market value of our securities being held by persons other than “United States persons,” as defined in Section 7701(a)(30) of the Internal Revenue Code, or (v) our disqualification as a REIT under Section 856 of the Internal Revenue Code, will be void ab initio. If any such transaction is not void ab initio, then the securities in excess of the ownership limit, that cause us to be closely held, that result in 50% or more of the fair market value of our securities being held by persons other than United States persons or that result in our disqualification as a REIT, would automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our Board of Trustees.

      In such event, any dividends on excess shares will be paid to the excess share trust for the benefit of the charitable beneficiaries. The excess share trustee will be entitled to vote the excess shares, if applicable, on any matter. The excess share trustee may only transfer the excess shares held in the excess share trust as follows: (i) at the direction of our Board of Trustees to a person whose ownership of our securities would not violate the ownership limit; (ii) if securities were transferred to the excess share trustee due to a transaction or event that would have caused a violation of the ownership limit or would have caused us to be closely held, the excess share trustee will transfer the excess shares to the person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held; and (iii) if excess shares were transferred to the excess share trustee due to a transaction or event that would have caused persons other than United States persons to own more than 50% of the value of our securities, the excess share trustee will transfer the excess shares to the United States person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held.

      When the excess share trustee makes any transfer, the person whose shares were exchanged for excess shares will receive (i) the lesser of (A) the price paid by such person or, if such person did not give value for the securities, the market price of the securities on the day the securities were exchanged for excess shares, and (B) the price received by the excess share trust for securities, minus (ii) any dividends received by the person whose shares were exchanged for excess shares that such person was under an obligation to pay over to the excess share trustee but has not repaid at the time of the distribution of proceeds, and minus (iii) any compensation for or expense of the excess share trustee.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED SHARE DIVIDENDS

      Our ratios of earnings to combined fixed charges and preferred share dividends for the fiscal years ended April 30, 2003, 2002, 2001, 2000 and 1999 were 1.42x, 1.46x, 1.41x, 1.46x and 1.50x, respectively. Our ratio of earnings to combined fixed charges and preferred share dividend requirements for the six-months ended October 31, 2003, was 1.35x. As of the date of this prospectus, we do not have any preferred shares outstanding.

      For the purpose of computing this ratio, earnings have been calculated by adding pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries, plus fixed charges (excluding capitalized interest). Fixed charges consist of mortgage and loan interest expense, whether expensed or capitalized, the amortization of debt expense and capitalized interest.

CERTAIN TAX CONSIDERATIONS

Considerations Regarding IRET and its Shareholders

      Federal Income Taxation. Since our organization, we have operated in a manner intended to qualify us as a REIT under sections 856-858 of the Internal Revenue Code. Under these sections of the Internal Revenue Code, a REIT that meets certain requirements will not be subject to Federal income tax with respect to income that it distributes to its shareholders. Rather, all such income will be taxed at the shareholder level. In order to be considered a REIT for purposes of the Federal income tax laws, we must continue to meet the requirements of those sections of the Internal Revenue Code, including the following:

(i) At the end of each fiscal quarter, at least 75% of the value of our total assets must consist of real estate, cash and cash items (including receivables) and government securities. As to non-real estate investments, which may not exceed 25% of our total assets, the securities that we own in any one issuer (other than a taxable REIT subsidiary) may not represent more than 5% of the value of our assets or more than 10% of the total value or voting power of that issuer.

(ii) At least 75% of our gross income for the taxable year must be derived from real estate rents or mortgages or other specified real estate related activities.

(iii) Beneficial ownership of our securities must be held by 100 or more persons during at least 335 days of each 12-month taxable year. More than 50% of our outstanding securities may not be owned, directly or indirectly, by or for, five or fewer individuals, at any time during the last half of the taxable year.

      As a REIT, we will not be taxed on that portion of our taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is distributed. To the extent that there is undistributed taxable income or undistributed capital gain income, we will be taxed as a domestic corporation at corporate income tax rates. However, we may retain some or all of our net capital gain without incurring double taxation. If we elect to do this, we are taxed on the amount we designate as retained capital gain at the capital gains rate generally applicable to corporations. Our shareholders then must include in their income their proportionate share of the undistributed capital gain as long-term capital gain. In this case the shareholder is deemed to have paid the shareholder’s share of the tax we paid, and is entitled to a credit for this amount on the shareholder’s income tax return. In addition, the shareholder’s basis in the shareholder’s securities is increased by the amount of the undistributed long-term capital gains taxed to the shareholder, less the amount of capital gains tax we paid on those capital gains. As a REIT, we will not be entitled to carry back or carry forward any net operating losses with respect to the income taxed to us. So long as we have met the statutory requirements for taxation as a REIT, distributions made to our shareholders will be taxed to such shareholders in the manner described below.

      If we do not qualify as a REIT for any taxable year, we will be taxed as a domestic corporation, and we will not be able to deduct distributions to our shareholders in computing our taxable income. Such distributions, to the extent made out of our current or accumulated earnings and profits, will be taxable to the shareholders as dividends, but will be eligible for the dividends received deduction for corporations.

      In the opinion of the law firm of Pringle & Herigstad, P.C., we have conducted our operations in such a manner as to qualify as a REIT. Treasury Regulations issued under the Internal Revenue Code require that the members of our Board of Trustees have continuing exclusive authority over our management, the conduct of our affairs and, with certain limitations, the management and disposition of the property we own. Our Board of Trustees intends to adopt any amendments to our Third Restated Declaration of Trust that may be necessary in order for us to continue to operate as a REIT. Any amendments to our Third Restated Declaration of Trust that are required in order for us to remain qualified as a REIT may be made by the Board of Trustees without notice to, or a vote of, the shareholders.

      Taxation of Our Shareholders. Distributions made to our shareholders out of current or accumulated earnings and profits will be taxed to our shareholders as ordinary income. Distributions that are designated as capital gain dividends will generally be taxed as long-term capital gains to the extent they do not exceed our actual net capital gain income for the taxable year. Distributions to a shareholder in excess of current or accumulated earnings and profits will be treated as a nontaxable return of capital to the extent that they do not exceed the adjusted basis of a shareholder’s securities. If distributions in excess of current or accumulated earnings and profits exceed the adjusted basis of a shareholder’s securities, the distributions will be included in the shareholder’s income as long-term or short-term capital gain (assuming the securities are held as a capital asset in the hands of the shareholder). So long as we are taxed as a REIT distributions will not be eligible for the dividends received deduction for corporations.

      We will notify shareholders at the end of each year as to the portions of the distributions that constitute ordinary income, net capital gain or return of capital. Any dividend declared by us during the months of October, November or December of any year payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on

December 31 of such year, even though the dividend may not actually be paid by us until January of the following calendar year. The shareholders may not include in their individual income tax returns any of our operating or extraordinary losses, whether ordinary or capital.

      In addition, as described earlier, if we retain some or all of our net capital gain and elect to avoid double tax on these gains, we will be taxed on the amount so designated at the capital gains rate generally applicable to corporations. A shareholder then must include the shareholder’s proportionate share of these undistributed capital gains in income as long-term capital gain. The shareholders are deemed to have paid their share of the tax we paid, and they may claim a credit for this amount on their income tax returns. In addition, the tax on the shareholder’s securities is increased by the amount of such undistributed long-term capital gains taxed to the shareholder, less the amount of capital gains tax we paid on those capital gains.

      In general, any gain or loss upon a sale or exchange of our securities by a shareholder who has held such securities as a capital asset will be long-term or short-term, depending on whether the securities were held for more than one year; provided, however, that any loss on the sale or exchange of our securities that have been held by such shareholder for six months or less will be treated as a long-term capital loss to the extent that distributions from us are required to be treated by such shareholders as long-term capital gain.

      State and Local Income Taxation. Since we qualify as a REIT for purposes of the Federal income tax laws, we generally are not subject to state income tax on that portion of our taxable income that is distributed to our shareholders. Shareholders, however, may be subject to taxation on distributions we make to them depending on the state or local jurisdiction of residence of the shareholder. Prospective shareholders should consult their tax advisors for an explanation of how state and local tax laws could affect their investment.

      Taxation of Pension and Profit Sharing (including 401(k)) Trusts, IRAs and other Tax-Exempt Entities. Amounts distributed as dividends by a qualified REIT generally do not constitute unrelated business taxable income, or UBTI, when received by a tax-exempt entity. As a consequence, the dividend income received from us by a tax-exempt entity, including a qualified pension or profit sharing (including a 401(k)) trust or an IRA), should not be UBTI to the tax-exempt entity provided that: (a) the tax-exempt entity has not held its securities as “debt-financed property” within the meaning of the Internal Revenue Code, and (b) the securities are not otherwise used in an unrelated trade or business of the tax-exempt entity. If we are considered a “pension-held REIT,” an additional requirement must be satisfied in order for dividend income received by a tax-exempt entity that is a qualified pension or profit sharing (including 401(k)) trust, or a qualified trust, not to be UBTI. This requirement is that a qualified trust may not hold more than 10% by value of the interests in us. In general, a REIT is considered a “pension-held REIT” if it takes advantage of a special rule in the Internal Revenue Code permitting it to satisfy the “five or fewer individual ownership requirement” mentioned above in subparagraph (iii) of the subsection entitled “Considerations Regarding IRET and its Shareholders” by treating beneficiaries of a qualified trust as owners, and the REIT is considered to be “predominantly held” by qualified trusts. A REIT is considered to be “predominantly held” by qualified trusts if: (a) at least one qualified trust holds more than 25% by value of the interests in the REIT; or (b) one or more qualified trusts, each of which own more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

      With respect to tax-exempt entities that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (9), (17) and (20) of the Internal Revenue Code, respectively, income from an investment in us will constitute UBTI unless the organization is able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in us. Such prospective investors should consult their tax advisors concerning these “set-aside” and reserve requirements.

      Reporting to the IRS and Backup Withholding. We will report to our shareholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding, currently at the rate of 28%, with respect to dividends paid, unless such holder: (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies that he or she is exempt from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide us with a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholder who fails to certify its non-foreign status to us.

Tax Treatment of IRET Properties and Its Limited Partners

      The following discussion summarizes certain federal income tax considerations applicable to IRET’s investment in IRET Properties. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

      We will include in our income our share of IRET Properties’ income and deduct our share of IRET Properties’ losses only if IRET Properties is classified for federal income tax purposes as a partnership, rather than as a corporation, an association taxable as a corporation or a “publicly traded partnership” within the meaning of the federal income tax laws.

      We have not requested, and do not intend to request, a ruling from the IRS that IRET Properties will be classified as a partnership for federal income tax purposes. Instead, based on certain factual assumptions and representations we have made and on currently applicable Treasury Regulations under Section 7701 of the Internal Revenue Code, Pringle & Herigstad, P.C., is of the opinion that IRET Properties will be treated for federal income tax purposes as a partnership. Further, based on certain factual assumptions and representations we have made, Pringle & Herigstad, P.C., is of the opinion that IRET Properties will not be a publicly traded partnership. Unlike a tax ruling, an opinion of counsel is not binding upon the IRS, and no assurance can be given that the IRS will not challenge the status of IRET Properties as a partnership for federal income tax purposes. If a court sustained such a challenge, IRET Properties would be treated as a corporation for federal income tax purposes, as described below. In addition, the opinion of Pringle & Herigstad, P.C., is based on existing law. No assurance can be given that administrative or judicial changes would not modify the conclusions expressed in the opinion.

      If for any reason IRET Properties was taxable as a corporation, rather than a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. In addition, any change in the IRET Properties’ status for tax purposes might be treated as a taxable event, in which case we might incur a tax liability without any related cash distribution. Further, items of income and deduction of IRET Properties would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Additionally, IRET Properties would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing IRET Properties’ taxable income.

Income Taxation of IRET Properties and its Partners.

      Partners, Not IRET Properties, Subject to Tax. A partnership is not a taxable entity for Federal income tax purposes. As such, we will be required to take into account our allocable share of income, gains, losses, deductions and credits from IRET Properties for any taxable year ending within, or with, our taxable year, without regard to whether we have received, or will receive, any distributions.

      Partnership Allocation Income, Losses and Capital Gain. Although a partnership agreement generally will determine allocations of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Internal Revenue Code if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for Federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. IRET Properties’ allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder.

      Tax Allocations with Respect to Contributed Property. Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deductions that are attributable to appreciated or depreciated property contributed to a partnership in exchange for an interest in the partnership must be allocated for Federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items affected by Section 704(c) of the Internal Revenue Code, and outlining several reasonable allocation methods. IRET Properties plans to elect to use the traditional method for allocating under section 704(c) items with respect to the properties it acquires in exchange for limited partnership units.

      Under the limited partnership agreement of IRET Properties, depreciation or amortization deductions will be allocated among the partners in accordance with their respective interests. In addition, gain on the sale of a property contributed to IRET Properties by a limited partner in exchange for limited partnership units will be specially allocated to such limited partner to the extent of any built-in gain with respect to the property. Depending on the allocation method elected under section 704(c), it is possible that: (i) we may be allocated lower amounts of depreciation deductions for tax purposes with respect to contributed properties than would be allocated to us if such properties were to have a tax basis equal to their fair market value at the time of contribution, and (ii) we may be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic profit allocated to us as a result of such sale. These allocations may cause us to recognize taxable income in excess of cash proceeds, which may adversely affect our ability to comply with the REIT distribution requirements. This situation has not occurred in the past, and we do not currently have any reason to believe it will occur in the future.

      The allocation rules also may affect the calculation of our earnings and profits for purposes of determining the portion of our distributions that are taxable as a dividend. The allocations described in this paragraph may result in a higher portion of our distributions being taxed as a dividend than would have occurred had we purchased the properties for cash.

      Tax Basis in IRET Properties. In general, our adjusted tax basis of our partnership interest in IRET Properties is equal to: (i) the amount of cash and the basis of any other property that we contribute to IRET Properties, (ii) increased by our share of income and indebtedness, and (iii) reduced, but not below zero, by our share of the loss and the amount of cash and the basis of any other property distributed to us.

      If the allocation of our share of loss would reduce the adjusted tax basis of our partnership interest in IRET Properties below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that cash distributions, or any decrease in our share of the indebtedness, would reduce our adjusted tax basis below zero, the excess distributions (after our adjusted tax basis has been reduced to zero) will constitute taxable income to us. Such income normally will be characterized as capital gain, and, if our partnership interest in IRET Properties has been held for longer than the long-term capital gain holding period, the income will constitute long-term capital gain.

      Sale of Real Estate. Generally, any gain realized by IRET Properties on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture.

      Any gain recognized on the disposition of a particular property contributed by a partner in exchange for limited partnership will be allocated first to such contributing partner under Section 704(c) of the Internal Revenue Code to the extent of such contributing partner’s built-in gain. Any remaining gain will be allocated among the partners in accordance with their respective ownership percentage interests in IRET Properties.

PLAN OF DISTRIBUTION

      We may sell the securities offered by this prospectus directly, through agents designated by us from time to time or to or through underwriters or dealers. If any agents, underwriters or dealers are involved in the sale of any of our securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. Underwriters may sell the securities offered by this prospectus to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

      The securities may be offered and sold at a fixed price or prices, which may be subject to change, at prices related to the prevailing market prices at the time of sale, at negotiated prices or at other prices determined at the time of sale.

      If so indicated in the applicable prospectus supplement, we may authorize dealers acting as our agents to solicit offers by certain institutions to purchase the securities offered by this prospectus from us at the public offering price set forth in that prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated and the terms set forth in that prospectus supplement.

      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities offered by this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in any applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities offered by this prospectus may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities offered by this prospectus may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

      Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase any offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

      Underwriters, agents and dealers, and their affiliates, may be customers of, engage in transactions with, and perform services for us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

      The validity of the securities offered by this prospectus, the federal and state tax aspects of the organization and operation of us and IRET Properties and other legal matters will be passed upon for us by Pringle & Herigstad, P.C., Minot, North Dakota.

EXPERTS

      The financial statements incorporated into this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended April 30, 2003, have been included herein in reliance on the reports of Brady Martz & Associates, P.C., Minot, North Dakota, independent accountants, given on the authority of that firm as experts in accounting and auditing.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements included in this prospectus and the documents incorporated into this prospectus by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements about our intention to invest in properties that we believe will increase in income and value; our belief that the real estate markets in which we invest will continue to perform well; our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional real estate acquisitions and capital improvements when appropriate to enhance long term growth; and other statements preceded by, followed by or otherwise including words such as “believe,” “expect,” “intend,” “project,” “anticipate,” “potential,” “may,” “will,” “designed,” “estimate,” “should,” “continue” and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

      Although we believe that the expectations reflected in forward-looking statements are based on reasonable assumptions, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause our actual results to differ materially from the expectations reflected in our forward-looking statements include:

•	the economic health of the markets in which we own and operate multi-family and commercial properties, specifically the states of Minnesota and North Dakota, or other markets in which we may invest in the future;

•	the economic health of our commercial tenants;

•	market rental conditions, including occupancy levels and rental rates, for multi-family residential and commercial properties;

•	our ability to identify and secure additional multi-family residential and commercial properties that meet our criteria for investment;

•	the level and volatility of prevailing market interest rates and the pricing of our securities;

•	financing risks, such as our inability to obtain debt or equity financing on favorable terms, or at all;

•	our ability to timely complete and lease-up properties under construction;

•	compliance with applicable laws, including those concerning the environment and access by persons with disabilities; and

•	the availability and cost of casualty insurance for losses caused by terrorist acts.

      In light of these uncertainties, the events anticipated by our forward-looking statements might not occur and we caution you not to place undue reliance on any of our forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, and those statements speak only as of the date made. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements should not be construed as exhaustive.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549, and in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s web site at http://www.sec.gov and our web site at http://www.irets.com. Information on our website does not constitute part of this prospectus.

      We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933 with respect to the Securities. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

      Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information about us and our securities, you should refer to the Registration Statement and such exhibits and schedules, which may be obtained from the Securities and Exchange Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Securities and Exchange Commission, and at the Securities and Exchange Commission’s website.

1,500,000 Shares

Investors Real Estate Trust

Common Shares of Beneficial Interest

PROSPECTUS SUPPLEMENT

October 21, 2004